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                                                                    EXHIBIT 99.1
                                  RISK FACTORS



FORWARD LOOKING STATEMENTS AND CAUTIONARY FACTORS THAT MAY AFFECT FUTURE RESULTS

     This report contains forward-looking statements. These statements relate to future events or our future financial performance. In some cases, forward-looking statements can be identified by terminology such as "may," "will," "should," "could," "expect," "plan," "anticipate," "believe," "estimate," "predict," "intend," "potential" or "continue" or the negative of such terms or other comparable terminology. Actual events or results may differ materially from such statements due to a number of factors, including those set forth in this section and elsewhere in this Form 10-Q. These factors include, but are not limited to, the risks set forth below.

WE MAY NOT SUCCESSFULLY DEVELOP OR DERIVE REVENUES FROM ANY PRODUCTS OR SERVICES

DISCOVERY SERVICES

     Our gene discovery programs are still in the early stages of development and may not result in marketable products. We direct our technology and development focus primarily toward identifying genes or gene fragments which are responsible for, or indicate the presence of, certain diseases. Our technologies and approach to gene discovery may not enable us to identify successfully the specific genes that cause or predispose individuals to the complex diseases that are the targets of our gene discovery program, even where we have identified candidate genes. In addition, the diseases we are targeting are generally believed to be caused by a number of genetic and environmental factors. It may not be possible to address such diseases through gene-based therapeutic or diagnostic products. Accordingly, even if we are successful in identifying specific genes, our discoveries may not lead to the development of commercial products.

     Even if we, or our collaborators, are able to develop pharmaceutical products, those products will fail to produce revenues unless they:

     -     are safe and effective;

     -     meet regulatory standards in a timely manner;

     -     successfully compete with other technologies and products;

     -     avoid infringing on the proprietary rights of others;

     -     can be manufactured in sufficient quantities at reasonable costs;
           and

     -     can be marketed successfully.

     We are not certain that we will be able to achieve these conditions for product revenues. We expect that it will be a number of years, if ever, before we will recognize revenue from therapeutic or diagnostic product sales or royalties on such sales. Our initiatives in pharmacogenomics and the study of the function of genes, a field known as functional genomics, are not certain to provide any revenues. There may be no market for these services because of competition, lack of market acceptance or our inability to develop these services successfully. We may not be able to develop our functional genomics capabilities to a state that is adequate for realizing revenues.

DATABASE SERVICES

     We received the License to create and operate the Icelandic Health Sector Database (the "License") in January 2000, and accordingly, are at the early stages of its development. The collection of genotypic data, which is another integral part of the deCODE Combined Data Processing system, is also in the early stages of development. We expect that it will take several years before we have fully developed the deCODE Combined Data Processing system. We are presently devoting substantial resources to the development of the deCODE Combined Data Processing system and its components. We plan to continue to devote substantial resources to this development for the foreseeable future. We cannot be sure that the deCODE Combined Data Processing system will result in marketable products or services. Our intended method for cross-referencing genealogical, genotypic and healthcare data is central to the development of the deCODE Combined Data Processing system and is unproven.
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     The success of our database services is contingent upon:

     - the development of the Icelandic Health Sector Database and collection of genotypic data;

     -     the creation of database and cross

     -     reference software that is free from design defects or errors;

     - compliance with governmental requirements regarding the Icelandic Health Sector Database;

     -     the security and reliability of encryption technology;

     -     the cooperation of the Icelandic healthcare system;

     - the ability to obtain blood samples from consenting Icelanders and consents to the use of their genotypic data by cross-referencing through the deCODE Combined Data Processing system;

     - the usefulness of information derived through the deCODE Combined Data Processing system in disease management, analysis of drug response, gene discovery and drug target validation; and

     - the development of marketing and pricing methods that the intended users of the deCODE Combined Data Processing system will accept.

     If we fail to successfully commercialize our database services, we will not realize revenues from this part of our business.

HEALTHCARE INFORMATICS

     Our bioinformatics and privacy protection products have, to date, been tested only in connection with our own use of them and they may not meet the needs of potential customers. We are at a very early stage of development of our medical decision-support systems for healthcare providers, and we have generated no revenues from sales or licenses of bioinformatics, decision-support, or privacy protection products. To date we have not produced any decision-support tools and there can be no assurance that we can successfully develop or commercialize medical decision-support systems or that there will be a market for our bioinformatics, decision-support or privacy protection products for healthcare delivery.

IF OUR ASSUMPTION ABOUT THE ROLE OF GENES IN DISEASE IS WRONG, WE MAY NOT BE ABLE TO DEVELOP USEFUL PRODUCTS

     The products we hope to develop involve new and unproven approaches. They are based on the assumption that information about genes may help scientists better understand complex disease processes. Scientists generally have a limited understanding of the role of genes in diseases, and few products based on gene discoveries have been developed. Of the products that exist, all are diagnostic products. To date, we know of no therapeutic products based on disease gene discoveries. If our assumption about the role of genes in the disease process is wrong, our gene discovery programs may not result in products, the genetic data included in our database and informatics products may not be useful to our customers and those products may lose any competitive advantage.

IF WE CONTINUE TO INCUR OPERATING LOSSES FOR A PERIOD LONGER THAN ANTICIPATED, OR IN AN AMOUNT GREATER THAN ANTICIPATED, WE MAY BE UNABLE TO CONTINUE OUR OPERATIONS

     We incurred net losses of $16,087,763 for the quarter ended March 31, 2001, and $6,898,139 for the quarter ended March 31, 2000. As of March 31, 2001, we had an accumulated deficit of $126,841,463. To date, we have never generated a profit and we have not generated any significant revenues except for payments received in connection with our research collaboration with Roche and interest revenues. The development of our technologies will require substantial increases in expenditures over the next several years. In addition, we expect to spend more in connection with our internal research programs and the preparation of the Icelandic Health Sector Database, the deCODE Combined Data Processing system and informatics. As a result, we expect to incur operating losses for several years. If the time required to generate product revenues and achieve profitability is longer than we currently anticipate or the level of operating losses is greater than we currently anticipate, we may not be able to continue our operations.
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IF WE ARE NOT ABLE TO OBTAIN SUFFICIENT ADDITIONAL FUNDING TO MEET OUR EXPANDING
CAPITAL REQUIREMENTS, WE MAY BE FORCED TO REDUCE OR TERMINATE OUR RESEARCH PROGRAMS AND PRODUCT DEVELOPMENT

     We have used substantial amounts of cash to fund our research and development activities. We expect our capital and operating expenditures to increase over the next several years as we expand our research and development activities, construct the Icelandic Health Sector Database and the deCODE Combined Data Processing system, collect the genotype data and develop healthcare informatics products. Many factors will influence our future capital needs, including:

     -     the progress of our discovery and research programs;

     -     the number and breadth of these programs;

     - our ability to attract collaborators for, subscribers to or customers for our products and services;

     - our achievement of milestones under our research collaboration agreement with Roche;

     -     our ability to establish and maintain additional collaborations;

     -     our collaborators' progress in commercializing our gene discoveries;

     - the level of our activities relating to commercialization rights we retain in our collaborations;

     -     competing technological and market developments;

     - the costs involved in enforcing patent claims and other intellectual property rights; and

     -     the costs and timing of regulatory approvals.

     We intend to rely on Roche and future collaborators for significant funding in support of our research efforts. In addition, we may seek additional funding through public or private equity offerings and debt financings. Additional financing may not be available when needed. If available, such financing may not be on terms favorable to us or our stockholders. Stockholders' ownership will be diluted if we raise additional capital by issuing equity securities. If we raise additional funds through collaborations and licensing arrangements, we may have to relinquish rights to certain of our technologies or product candidates, or grant licenses on unfavorable terms. If adequate funds are not available, we would have to scale back or terminate our discovery and research programs and product development. We believe that the net proceeds from our initial public offering, other cash and investment securities and anticipated cash flow from Roche will be sufficient to support our current operating plan for several years. We have based this belief on assumptions that may prove wrong.

IF WE DO NOT MAINTAIN THE GOODWILL AND RECEIVE THE COOPERATION OF THE ICELANDIC POPULATION, WE MAY BE UNABLE TO PURSUE OUR GENE IDENTIFICATION PROGRAMS, PHARMACOGENOMICS OR FUNCTIONAL GENOMICS EFFORTS, COLLECT GENOTYPE DATA OR DEVELOP THE ICELANDIC HEALTH SECTOR DATABASE AND THE DECODE COMBINED DATA PROCESSING SYSTEM

     Our approach to gene identification and the development and maintenance of genotype data, the Icelandic Health Sector Database and the deCODE Combined Data Processing system depend on the goodwill and cooperation of the Icelandic population, including the Icelandic government and the healthcare system. Our development of the Icelandic Health Sector Database will be impaired if individual Icelanders refuse to allow information from their medical records to be included in the Icelandic Health Sector Database or healthcare providers attempt to prevent us from having access to medical records of their patients. Individuals may opt-out of having their records included in the Icelandic Health Sector Database. As of March 31, 2000 approximately 7% of the population has exercised this right. Some doctors practicing in Iceland have expressed opposition to the Icelandic Health Sector Database and may attempt to withhold their patients' data from inclusion in such database or encourage their patients to exercise their opt-out rights. Our development of genotype data and our cross-referencing through the deCODE Combined Data Processing system of that data with information about the manifestations of disease, which are known as phenotypes, in the Icelandic Health Sector Database require that a substantial portion of the Icelandic population provide us with blood samples for genotyping and consent to the use of their DNA to cross-reference molecular genetics data with the Icelandic Health Sector Database. To date, between eighty and ninety percent of individuals that we have asked to participate in our research
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projects have done so. Because only a small portion of the Icelandic population may carry certain mutations, the unwillingness of even a small portion of the population to participate in our programs could diminish our ability to develop and market information based on the use of genotypic data.

OUR RELIANCE ON THE ICELANDIC POPULATION IN OUR GENE DISCOVERY PROGRAMS AND DATABASE SERVICES MAY LIMIT THE APPLICABILITY OF OUR DISCOVERIES TO CERTAIN POPULATIONS

     In general, the genetic make-up and prevalence of disease vary across populations around the world. Common complex diseases generally occur with a similar frequency in Iceland as in other western countries. We are already studying some of these diseases in our gene discovery programs. However, the populations of other western nations may be genetically predisposed to certain diseases because of mutations not present in the Icelandic population. As a result, we and our partners may take more time or may be unable to develop diagnostic products that are effective on all, or a portion, of those people with such diseases. Similarly, any difference between the Icelandic population and the populations of other countries may have an effect on the usefulness of the Icelandic Health Sector Database and deCODE Combined Data Processing system in studying disease in populations of countries other than Iceland. We do not anticipate developing any products solely for the Icelandic market. For our business to succeed, we must apply discoveries that we make on the basis of the Icelandic population to other markets.

OUR CREATION AND OPERATION OF THE ICELANDIC HEALTH SECTOR DATABASE IS BASED UPON THE LICENSE FROM THE ICELANDIC MINISTRY OF HEALTH AND SOCIAL SECURITY (THE "MINISTRY") AND IS SUBJECT TO GOVERNMENT SUPERVISION AND REGULATION, WHICH MAY MAKE OUR DEVELOPMENT OF DATABASE PRODUCTS MORE EXPENSIVE AND TIME-CONSUMING THAN WE ANTICIPATED

     We may construct the Icelandic Health Sector Database and cross-reference it with our genealogical and genetic data, through the deCODE Combined Data Processing system, only in accordance with the stipulations of the License which the Ministry granted us pursuant to the Act on the Health Sector Database (the "Act"). The License permits the processing of healthcare data from healthcare records and other relevant data into the Icelandic Health Sector Database. The Icelandic Health Sector Database Monitoring Committee (the "Monitoring Committee"), the Data Protection Authority of Iceland, or the Authority, and an Interdisciplinary Ethics Committee will supervise our construction and operation of the Icelandic Health Sector Database. These committees report to the Ministry. In addition, the Icelandic Bioethics Committee will review our operation of the Icelandic Health Sector Database. The Ministry may withdraw our License in the event that we violate the terms and conditions of the License, the Act or its rules. In addition, the Icelandic parliament could amend the Act in ways which would adversely affect our ability to develop or market the Icelandic Health Sector Database and, consequently, the deCODE Combined Data Processing system. Because the Icelandic parliament and government recently adopted the Act and its rules, there is no precedent interpreting the Act or the rules. In preparing the Icelandic Health Sector Database, we must comply with the Authority's technical requirements. These technical requirements cover areas such as data encryption and privacy protection. The Authority may review these requirements from time to time and may require greater technical capabilities than we currently have. Compliance with these requirements can be expensive and time-consuming and may delay the development of the Icelandic Health Sector Database and the deCODE Combined Data Processing system or make such development more expensive than we anticipated. In addition, the agencies imposing these requirements will evaluate our compliance efforts. We cannot control the time required for this evaluation, and accordingly, the evaluation process may lead to delay in the development of the Icelandic Health Sector Database and the deCODE Combined Data Processing system.

     The Interdisciplinary Ethics Committee has the power to withdraw permission for any type of research program in the Icelandic Health Sector Database not conducted in accordance with international rules of bioethics. At the expiration of the License, we are required to ensure that the Ministry or its designee will receive, without payment of consideration, intellectual property rights necessary for the creation and operation of the database for public health purposes and for scientific research.

     We are subject to a very extensive indemnity clause in our agreement with the Ministry, pursuant to which:
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     -     we have agreed not to make any claim against the government if the
           Act or the License are amended as a result of the Act or rules relating to the Icelandic Health Sector Database being found to be inconsistent with the rules of the European Economic Area, or EEA, or other international rules and agreements to which Iceland is or becomes a party;

     - we have agreed that if the Icelandic State, by a final judgment, is found to be liable or subject to payment to any third party as a result of the passage of legislation on the Icelandic Health Sector Database and/or issuance of the Icelandic Health Sector Database license, we will indemnify it against all damages and costs in connection with the litigation; and

     - we have agreed to compensate any third parties with whom the Icelandic government negotiates a settlement of liability claims arising from the legislation on the Icelandic Health Sector Database and/or the issuance of the License, provided that the Icelandic government demonstrates that it was justified in agreeing to make payments pursuant to the settlement.


IF WE ARE NOT ABLE TO ENTER INTO AGREEMENTS WITH MORE ICELANDIC HEALTH INSTITUTIONS, AS THE ICELANDIC HEALTH SECTOR DATABASE LICENSE REQUIRES, IN ORDER TO COLLECT DATA FROM THE INSTITUTIONS, WE WILL NOT BE ABLE TO CONSTRUCT AND OPERATE THE ICELANDIC HEALTH SECTOR DATABASE

     The License requires us to enter into agreements with Icelandic health institutions and self-employed health service professionals regarding access to and the processing of information from medical records. To date we have only entered into such agreements with 19 Icelandic health institutions. We cannot be certain that we will be able to enter into such agreements with a sufficient number of health institutions as the operations of the Icelandic Health Sector Database will require. Neither can we be certain that such agreements will be on terms favorable to us. Some doctors practicing in Iceland have expressed opposition to the Icelandic Health Sector Database and it is possible that those who have private practices and as such have authority to enter into agreements with us may refuse to do so or those who are employed by health institutions may encourage the institutions to refuse to do so. We cannot be certain that individuals within health institutions will adhere to the requirements of such agreements. The Icelandic Medical Association is currently publicly opposing some aspects of the way in which the Icelandic Health Sector Database will be created. Our inability to enter into additional such agreements on favorable terms or in a timely manner, or to obtain others' compliance with the terms of such agreements, could have a material adverse effect on our ability to construct and operate the Icelandic Health Sector Database.

IF WE CANNOT OBTAIN AN EXTENSION OF THE TERM OF THE ICELANDIC HEALTH SECTOR DATABASE LICENSE BEYOND ITS EXPIRATION DATE IN JANUARY 2012, WE WILL NOT BE ABLE TO OPERATE OR DERIVE RESOURCES FROM THE ICELANDIC HEALTH SECTOR DATABASE OR THE DECODE COMBINED DATA PROCESSING SYSTEM AFTER THAT DATE

     Even if we are successful in creating and marketing the Icelandic Health Sector Database and the deCODE Combined Data Processing system, the License will expire in January 2012 unless we are able to obtain an extension. There is no assurance that we will obtain further access rights on favorable terms, if at all. Our negotiations with healthcare institutions, the process of genotyping and the development of database infrastructure, among other factors, will determine when we can begin marketing the deCODE Combined Data Processing system. We expect that the Icelandic Health Sector Database and the deCODE Combined Data Processing system will not be fully operational for up to four years. The License will be subject to a review in 2008, and at that time, in accordance with an agreement we entered into with the Ministry simultaneously with the granting of the License, we and the Ministry will enter into discussions on renewal of the License at the end of the term. The Ministry might not renew the License in 2012 and we cannot guarantee any renewal.

WE MAY NOT BE ABLE TO FORM AND MAINTAIN THE COLLABORATIVE RELATIONSHIPS THAT OUR BUSINESS STRATEGY REQUIRES

     Our strategy for deriving revenues from the discovery of genes and the development of products based upon our discoveries depends upon the formation of research collaborations and licensing arrangements with several partners at the same time. We
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currently have only two substantial collaborative relationships. To succeed, we will have to maintain these relationships and establish additional collaborations. We cannot be sure that we will be able to establish the additional research collaborations or licensing arrangements necessary to develop and commercialize products using our technology, that any future collaborations or licensing arrangements will be on terms favorable to us, or that current or future collaborations or licensing arrangements ultimately will be successful. If we are not able to manage multiple collaborations successfully, our programs will suffer.

     We also expect to rely on collaborations in other parts of our business such as the construction of the deCODE Combined Data Processing system. During the development of the deCODE Combined Data Processing system, we intend to pursue collaborations to assist us in the development of certain of its components. Such collaborations may involve the use of particular technologies or collaborative development and marketing activities. If we are unable to enter into such collaborations on favorable terms, our ability to commercialize the deCODE Combined Data Processing system will be adversely affected.

     To develop our healthcare informatics products, we also plan to rely on collaborative relationships. To date we have not established any such collaborative relationships. If we are unable to form or maintain such collaborative arrangements, our healthcare informatics operations will be adversely affected.

OUR DEPENDENCE ON COLLABORATIVE RELATIONSHIPS MAY LEAD TO DELAYS IN PRODUCT DEVELOPMENT AND DISPUTES OVER RIGHTS TO TECHNOLOGY

     Currently we do not expect to develop or market pharmaceutical products on our own. As a result, we will be dependent on collaborators for the pre-clinical study and clinical development of therapeutic and diagnostic products and for regulatory approval, manufacturing and marketing of any products that result from our technology. Our agreements with pharmaceutical collaborators or collaborators for gene research projects will typically allow them significant discretion in electing whether to pursue such activities. We cannot control the amount and timing of resources collaborators will devote to our programs or potential products. Our collaborations may have the effect of limiting the areas of research that we may pursue either alone or with others.

     In addition, we expect to develop our database products, in part, with various collaborators, and we may develop healthcare informatics tools which are designed to work in conjunction with or to enhance the healthcare informatics tools of other developers. These arrangements may place responsibility for key aspects of product development and marketing on our collaborative partners. Accordingly, the performance of these key aspects is uncertain and beyond our direct control. If our collaborators fail to perform their obligations, our database products could contain erroneous data, design defects, viruses or software defects that are difficult to detect and correct and may adversely affect our revenues and the market acceptance of our products.

     If any pharmaceutical, healthcare informatics or database collaborator were to breach or terminate its agreement with us, or otherwise fail to conduct collaborative activities successfully and in a timely manner, the development or commercialization of products, services, technologies or research programs may be delayed or terminated. Competing products that our collaborators develop or to which our collaborators have rights may result in their withdrawal of support for our products and services. Disputes may arise in the future over the ownership of rights to any technology developed with collaborators. These and other possible disagreements between us and our collaborators could lead to delays in the collaborative research, development or commercialization of products. Such disagreements could also result in litigation or require arbitration to resolve.

ETHICAL AND PRIVACY CONCERNS MAY LIMIT OUR ABILITY TO DEVELOP AND USE THE ICELANDIC HEALTH SECTOR DATABASE AND THE DECODE COMBINED DATA PROCESSING SYSTEM AND MAY LEAD TO LITIGATION AGAINST US OR THE ICELANDIC GOVERNMENT

     The Icelandic parliament's passage of the Act and the Ministry's granting of the License have raised ethical and privacy concerns in Iceland and internationally among healthcare professionals and others including the Icelandic Medical Association and the World Medical Association. Ethical and privacy concerns about the development and use of the Icelandic Health Sector Database and the deCODE Combined Data Processing system may
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lead to litigation in U.S., Icelandic or other national courts, or in international courts such as the European Court of Human Rights in Strasbourg (e.g., on the basis of an alleged breach of the patient-doctor confidential relationship, constitutional privacy issues, international conventions dealing with protection of privacy issues or human rights conventions). One such lawsuit has been brought against the Directorate of Public Health in Iceland. The results of such litigation could have a material adverse affect on our ability to construct and operate the Icelandic Health Sector Database and the deCODE Combined Data Processing system.

CERTAIN PARTIES HAVE ANNOUNCED AN INTENTION TO INSTITUTE LITIGATION TESTING THE CONSTITUTIONALITY OF THE ACT, WHICH COULD DELAY OR PREVENT US FROM DEVELOPING AND OPERATING THE ICELANDIC HEALTH SECTOR DATABASE AND THE DECODE COMBINED DATA PROCESSING SYSTEM

     In February 2000, an organization known as The Association of Icelanders for Ethics in Science and Medicine, or Mannvernd, and a group of physicians and other citizens issued a press release announcing their intention to file lawsuits against the State of Iceland and any other relevant parties, including us, to test the constitutionality of the Act. According to the press release, the intended lawsuit will allege that the Act and the License involve human rights violations and will challenge the validity of provisions of the Act which allow the use of presumed consent for the processing of health data into the Icelandic Health Sector Database and the grant of a License to operate a single database. To date no such suit has been brought against us. We believe that any such litigation would be without merit and intend to defend vigorously any such action in which we become a party. One such lawsuit has been brought against the Directorate of Public Health in Iceland. In the event that the Icelandic State by a final judgment is found to be liable or subject to payment to any third party as a result of the passage of legislation on the Icelandic Health Sector Database and/or the issuance of the License, our agreement with the Ministry requires us to indemnify the Icelandic State against all damages and costs incurred in connection with such litigation. In addition, the pendency of such litigation could lead to delay in the development of the Icelandic Health Sector Database and the deCODE Combined Data Processing System, and an unfavorable outcome would prevent us from developing and operating the Icelandic Health Sector Database and the deCODE Combined Data Processing system.

IF WE FAIL TO PROTECT CONFIDENTIAL DATA ADEQUATELY, WE COULD INCUR LIABILITY OR LOSE OUR LICENSE

     The Act and the License require us to encrypt all patient data and to take other actions to ensure confidentiality of data included in the Icelandic Health Sector Database and restrict access to it. We are developing the Icelandic Health Sector Database according to the Authority's technology, security and organizational terms. The Authority may periodically review and amend such terms in light of new technology or change of circumstances. We must comply with any such revised data protection terms within a deadline that the Authority may establish when it revises the terms. Although, to date, one expert in this field has criticized the security terms, we believe that they are, and will continue to be, in line with international best industry-practice standards. In addition, the customers for other products we may develop may impose confidentiality requirements. Accidental disclosures of confidential data may result from technical failures in encryption technology or from human error by our employees or those of our customers or collaborators. Any failure to comply fully with all confidentiality requirements could lead to liability for damages incurred by individuals whose privacy is violated, the loss of the License, the loss of our customers and reputation and the loss of the goodwill and cooperation of the Icelandic population including healthcare professionals.

ETHICAL AND PRIVACY CONCERNS MAY LIMIT THE USE OF GENETIC TESTING AND THEREFORE THE COMMERCIAL LIABILITY OF ANY PRODUCTS WE DEVELOP

     Other companies have developed genetic predisposition tests that have raised ethical concerns. It is possible that employers or others could discriminate against people who have a genetic predisposition to certain diseases. Concern regarding possible discrimination may result in governmental authorities enacting restrictions or bans on the use of all, or certain types of, genetic testing. Similarly, such concerns may lead individuals to refuse to use genetics tests even if permissible. These factors may limit the market for, and therefore the commercial viability of, products that we and our collaborators develop.
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WE MAY NOT BE ABLE TO COMPETE SUCCESSFULLY WITH BIOTECHNOLOGY COMPANIES AND
ESTABLISHED PHARMACEUTICAL COMPANIES IN THE DEVELOPMENT AND MARKETING OF PRODUCTS BASED UPON THE IDENTIFICATION OF DISEASE-CAUSING GENES

     A number of companies are attempting to rapidly identify and patent genes that cause diseases or an increased susceptibility to diseases. Competition in this field is intense and is expected to increase. We have numerous competitors, including major pharmaceutical and diagnostic companies, specialized biotechnology firms, universities and other research institutions, the United States-funded Human Genome Project and other government-sponsored entities. Many of our competitors have considerably greater capital resources, research and development staffs and facilities, and technical and other resources than we do, which may allow them to discover important genes before we do. We believe that a number of our competitors are developing competing products and services that may be commercially successful and that are further advanced in development than our potential products and services. To succeed, we, together with our collaborators, must discover disease-predisposing genes, characterize their functions, develop genetic tests or therapeutic products and related information services based on such discoveries, obtain regulatory and other approvals, and launch such services or products before competitors. Even if our collaborators or we are successful in developing effective products or services, our products and services may not successfully compete with those of our competitors. Our competitors may succeed in developing and marketing products and services that are more effective than ours or that are marketed before ours.

     Our collaboration with Roche does not prevent it from initiating its own gene research or developing products based upon its, or any other party's, gene research. Such products may compete with any products that we develop through our gene discovery programs. We expect that future collaborations may allow our future partners to undertake research and develop products on their own or with third parties.

     Competitors have established, and in the future may establish, patent positions with respect to gene sequences related to our research projects. Such patent positions or the public availability of gene sequences comprising substantial portions of the human genome could decrease the potential value of our research projects and make it more difficult for us to compete. We may also face competition from other entities in gaining access to DNA samples used for research and development purposes.

     We expect competition to intensify as technical advances are made and become more widely known. Our future success will depend in large part on maintaining a competitive position in the genomics field. Others' or our rapid technological development may result in products or technologies becoming obsolete before we recover the expenses we incur in developing them. Less expensive or more effective technologies could make future products obsolete. We cannot be certain that we will be able to make the necessary enhancements to any products we develop to compete successfully with newly emerging technologies.

WE MAY NOT BE ABLE TO COMPETE SUCCESSFULLY WITH ESTABLISHED COMPANIES AND GOVERNMENT AGENCIES IN THE FIELD OF DATABASE SERVICES

     Others are currently developing or marketing a number of databases to assist participants in the healthcare industry and academic researchers in the management and analysis of their own genomic data and data available in the public domain. Although we believe that our existing genealogy database and our License provide us with a unique opportunity to cross-reference databases that include genetic makeup, genealogy, medical history, disease symptoms, resource use and treatment outcomes, we cannot be sure that any of the databases that we create will achieve greater market acceptance than those of our competitors. We plan to grant limited Internet access to our genealogy data to the Icelandic public for non-business use. Although our genealogy data will be restricted both by technical and legal means, it is possible that this Internet access will in some way facilitate the construction of similar databases intended for commercial purposes.

WE MAY NOT BE ABLE TO COMPETE SUCCESSFULLY WITH OTHER COMPANIES IN THE FIELD OF HEALTHCARE INFORMATICS

     The healthcare informatics field is highly competitive. Many companies compete with us to develop healthcare informatics similar to our expected products, including
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products relating to medical record maintenance, medical decision-support systems and systems design. We expect that competition will continue to intensify. Many of our competitors have significantly greater financial resources and market presence than we have. We cannot be sure that any products that we develop in the field of healthcare informatics, including medical decision-support systems, will compete effectively with those of our competitors.

REGULATORY AUTHORITIES MAY DETERMINE THAT OUR LICENSE TO DEVELOP THE ICELANDIC HEALTH SECTOR DATABASE INFRINGES UPON COMPETITION RULES IN THE EUROPEAN ECONOMIC AREA, OR EEA, WHICH COULD NEGATIVELY AFFECT OUR ABILITY TO DERIVE REVENUES FROM THE ICELANDIC HEALTH SECTOR DATABASE AND THE DECODE COMBINED DATA PROCESSING SYSTEM

     Iceland is a member of the European Free Trade Association, or EFTA, together with Norway, Switzerland and Liechtenstein. Through this membership, Iceland has become a part of the EEA which was created by the EEA agreement between EFTA and the European Union, or EU. The EEA agreement extends the EU internal market and its regulations to EFTA countries that adopt certain EU legislation. Accordingly, Iceland is subject to both EFTA and EU competition and public procurement rules. A determination that the Act or our License is in breach of such rules could result in a revocation or dilution of the License for the Icelandic Health Sector Database and could have a negative impact on the profitability and marketing potential of the deCODE Combined Data Processing system.

OTHERS MAY CLAIM INTELLECTUAL PROPERTY RIGHTS TO OUR GENEALOGY DATABASE, WHICH COULD PREVENT US FROM USING SOME OR ALL OF OUR DATABASE AND IMPAIR OUR ABILITY TO DERIVE REVENUES FROM OUR DATABASE AND GENE DISCOVERY SERVICES

     We are aware that there are other firms and individuals who have prepared, or are currently preparing, genealogy databases similar to the one we have developed. If any parties should successfully claim that the creation or use of any of our databases infringes upon their intellectual property rights, it could have a material adverse effect on our business. Two parties alleging to hold copyrights to approximately 100 Icelandic genealogy books have filed a copyright infringement suit against us in Iceland claiming that we have used data from these books in the creation of our genealogy database, in violation of their rights. The claimants seek a declaratory judgment to prevent our use of the database and monetary damages in the amount of approximately 616 million Icelandic kronas, or approximately $6.7 million (as of March 31, 2001). We believe that this suit is without merit and intend to defend it vigorously, but if it were successful it could have a material adverse effect on our database and gene discovery services.

WE MAY NOT BE ABLE TO PROTECT THE PROPRIETARY RIGHTS THAT ARE CRITICAL TO OUR SUCCESS

     Our success will depend on our ability to protect our genealogy database and genotypic data and any other proprietary databases that we develop, proprietary software and other proprietary methods and technologies. Despite our efforts to protect our proprietary rights, unauthorized parties may be able to obtain and use information that we regard as proprietary.

     Our commercial success will depend in part on obtaining patent protection. The patent positions of pharmaceutical, biopharmaceutical and biotechnology companies, including ours, are generally uncertain and involve complex legal and factual considerations. We cannot be sure that any of our pending patent applications will result in issued patents, that we will develop additional proprietary technologies that are patentable, that any patents issued to us or our partners will provide a basis for commercially viable products, will provide us with any competitive advantages or will not be challenged by third parties, or that the patents of others will not have an adverse effect on our ability to do business.

     In addition, patent law relating to the scope of claims in the area of genetics and gene discovery is still evolving. There is substantial uncertainty regarding the patentability of genes or gene fragments without known functions. The laws of some European countries provide that genes and gene fragments may not be patented. The Commission of the EU has passed a directive that prevents the patenting of genes in their natural state. The U.S. Patent and Trademark Office initially rejected a patent application by the National Institutes of Health on partial genes. Accordingly, the degree of future protection for our proprietary rights is uncertain and, we cannot predict the breadth of claims allowed in any patents issued to us or to others. We could also incur substantial costs in litigation if we are required to defend ourselves in patent suits brought by third parties or if we initiate such suits.

     Others may have filed and in the future are likely to file patent applications covering genes or gene products that are similar or identical to our products. We cannot be certain that our patent applications will have priority over any patent applications of others. The mere issuance of a patent does not guarantee that it is valid or enforceable; thus even if we are granted patents we cannot be sure that they would be valid and enforceable against third parties. Further, a patent does not provide the patent holder with freedom to operate in a way that infringes the patent rights of others. Any legal action against us or our partners claiming damages and seeking to enjoin commercial activities relating to the affected products and processes could, in addition to subjecting us to potential liability for damages, require us or our partners to obtain a license in order to continue to manufacture or market the affected products and processes. There can be no assurance that we or our partners would prevail in any action or that any license required under any patent would be made available on commercially acceptable terms, if at all. If licenses are not available, we or our partners may be required to cease marketing our products or practicing our methods.

     If expressed sequence tags, single nucleotide polymorphisms, or SNPs, or other sequence information become publicly available before we apply for patent protection on a corresponding full-length or partial gene, our ability to obtain patent protection for those genes or gene sequences could be adversely affected. In addition, other parties are attempting to rapidly identify and characterize genes through the use of gene expression analysis and other technologies. If any patents are issued to other parties on these partial or full-length genes or gene products or uses for such genes or gene products, the risk increases that the sale of our or our collaborators' potential products or processes may give rise to claims of patent infringement. The amount of supportive data required for issuance of patents for human therapeutics is highly uncertain. If more data than we have available is required, our ability to obtain patent protection could be delayed or otherwise adversely affected. Even with supportive data, the ability to obtain patents is uncertain in view of evolving examination guidelines, such as the utility and written description guidelines that the U.S. Patent and Trademark Office has adopted.

     While we require employees, academic collaborators and consultants to enter into confidentiality agreements, there can be no assurance that proprietary information will not be disclosed, that others will not independently develop substantially equivalent proprietary information and techniques, otherwise gain access to our trade secrets or disclose such technology, or that we can meaningfully protect our trade secrets. If the information processed by the deCODE Combined Data Processing system is disclosed without our authorization, demand for our products and services may be adversely affected.

IF WE OR OUR COLLABORATORS ARE UNABLE TO OBTAIN REGULATORY APPROVALS FOR PRODUCTS RESULTING FROM OUR GENE DISCOVERY PROGRAMS, WE WILL NOT BE ABLE TO DERIVE REVENUES FROM THESE PRODUCTS

     Government agencies must approve new drugs and diagnostic products in the countries in which they are to be marketed. We cannot be certain that regulatory approval for any drugs or diagnostic products resulting from our gene discovery programs will be obtained. The regulatory process can take many years and require substantial resources. Because some of the products likely to result from our disease research programs involve the application of new technologies and may be based upon a new therapeutic approach, various government regulatory authorities may subject such products to substantial additional review. As a result, these authorities may grant regulatory approvals for these products more slowly than for products using more conventional technologies. Furthermore, regulatory approval may impose limitations on the use of a drug or diagnostic product.

     After initial regulatory approval, a marketed product and its manufacturer must undergo continuing review. Discovery of previously unknown problems with a product may have adverse effects on our business, financial condition and results of operations, including withdrawal of the product from the market.

OUR DEPENDENCE UPON A SINGLE THIRD PARTY FOR SEQUENCING MACHINES MAY IMPAIR OUR RESEARCH PROGRAMS

     We currently use a single manufacturer to supply the gene sequencing machines that we use in our gene discovery programs. While other types of gene sequencing machines are available from other manufacturers, we do not believe that the other machines are as efficient as the machines we currently use. We cannot be sure that the gene sequencing machines will remain available in sufficient quantities at acceptable costs. If we cannot obtain additional gene sequencing machines at commercially reasonable rates, or if we are required to change to a new supplier of gene sequencing machines, our gene discovery programs would be adversely affected.

WE MAY NOT BE ABLE TO OBTAIN NECESSARY TECHNOLOGY

     We have acquired or licensed certain components of our technologies from third parties. Changes in or termination of these third party agreements could materially adversely affect our discovery or research programs. We cannot be certain that we will be able to acquire any new technologies that we need.

WE WILL HAVE TO RELY ON OTHERS FOR CLINICAL TRIALS, MANUFACTURING, MARKETING, REGULATORY COMPLIANCE AND SALES CAPABILITIES, WHICH MAY IMPAIR OUR ABILITY TO DELIVER PRODUCTS

     In our research collaborations, we will seek to retain rights to develop and market certain therapeutic and diagnostic products or services. If we are able to retain these rights and successfully develop products, we expect to contract with others for conducting clinical trials, manufacturing, marketing and sales.

     We are not certain that we will be able to enter into such arrangements on favorable terms, if at all. Our dependence upon third parties for the conduct of clinical trials, the obtaining of governmental approvals or the manufacture, marketing or sales of products may adversely affect our ability to develop and deliver products on a timely and competitive basis. Our current facilities and staff are inadequate for commercial production and distribution of products. If we choose in the future to engage directly in the development, manufacturing and marketing of certain products, we will require substantial additional funds, personnel and production facilities.

EFFORTS TO REDUCE HEALTHCARE COSTS MAY REDUCE MARKET ACCEPTANCE OF OUR PRODUCTS

     Our success will depend in part on the extent to which government and health administration authorities, private health insurers and other third party payors will pay for our products. Reimbursement for newly approved healthcare products is uncertain. Third party payors, including Medicare in the United States, are increasingly challenging the prices charged for medical products and services. Government and other third party payors are increasingly attempting to contain healthcare costs by limiting both coverage and the level of reimbursement for new therapeutic products. We cannot be certain that any third party insurance coverage will be available to patients for any products we discover or develop. If government or other third party payors do not provide adequate coverage and reimbursement levels for our products, the market acceptance of these products may be materially reduced.

OUR OPERATIONS MAY BE IMPAIRED UNLESS WE CAN SUCCESSFULLY MANAGE OUR GROWTH

     We have recently experienced significant growth in the number of our employees and the scope of our operations. We intend to hire additional personnel to construct the Icelandic Health Sector Database and the deCODE Combined Data Processing system, and to develop our healthcare informatics products. Our management and operations are, and may continue to be, under significant strain due to this growth. To manage such growth, we must strengthen our management team and attract and retain skilled employees. Our success will also depend on our ability to improve our management information, research information and operational control systems and to expand, train and manage our workforce.

CHANGES IN OUTSOURCING TRENDS IN THE PHARMACEUTICAL AND BIOTECHNOLOGY INDUSTRIES COULD ADVERSELY AFFECT OUR GROWTH

     Economic factors and industry trends that affect our primary customers, pharmaceutical and biotechnology companies, also affect our business. For example, the practice of many companies in these industries has been to outsource from organizations like ours to conduct genetic research, clinical research and sales and marketing projects. Some industry commentators believe that the rate of growth of outsourcing will trend downward. If these industries reduce their present tendency to outsource those projects, our operations, financial condition and growth rate could be materially and adversely affected.

     Recently, we also believe we have been negatively impacted by pending mergers and other factors in the pharmaceutical industry, which appear to have slowed decision making by our customers and delayed certain trials. A continuation of these trends would have an ongoing adverse effect on our business. In addition, numerous governments have undertaken efforts to control growing healthcare costs through legislation, regulation and voluntary agreements with medical care providers and pharmaceutical companies. If further regulatory cost containment efforts limit the profits that can be derived on new drugs, our customers may reduce their research and development spending which could reduce the business they outsource to us. We cannot predict the likelihood of any of these events or the effects they would have on our business, results of operations or financial condition.

SOME PARTS OF OUR PRODUCT DEVELOPMENT SERVICES CREATE A RISK OF LIABILITY FROM CLINICAL TRIAL PARTICIPANTS AND THE PARTIES WITH WHOM WE CONTRACT

     We, through Encode, contract with drug companies to perform a wide range of services to assist them in bringing new drugs to market. Its services include supervising clinical trials, data and laboratory analysis, patient recruitment and other services. The process of bringing a new drug to market is time-consuming and expensive. If we do not perform our services to contractual or regulatory standards, the clinical trial process could be adversely affected. Additionally, if clinical trial services such as monitoring clinical trials, adherence to good clinical practice and laboratory analysis do not conform to contractual or regulatory standards, trial participants could be affected. In such case these events would create a risk of liability to us from the drug companies with whom we contract or the study participants.

     Encode also contracts with physicians to serve as investigators in conducting clinical trials. Such testing creates risk of liability for personal injury to or death of patients or volunteers, particularly to patients with life-threatening illnesses, resulting from adverse reactions to the test drugs. It is possible third parties could claim that we should be held liable for losses arising from any deficiencies in professional conduct of the investigators with whom we contract or in the event of personal injury to or death of persons participating in clinical trials. We do not believe we are legally accountable for the medical care rendered by third party investigators, and we would vigorously defend any such claims. Nonetheless, it is possible we could be found liable for such losses.

     In addition to supervising tests or performing laboratory analysis, Encode will also engage in Phase I clinical trials. We also could be liable for the general risks associated with the conducting of such trials. These risks include, but are not limited to, adverse events resulting from the administration of drugs to clinical trial participants or the unprofessional practice of Phase I medical care providers. We also could be held liable for errors or omissions in connection with our services. For example, we could be held liable for errors or omissions or breach of contract if one of our laboratories inaccurately reports or fails to report lab results or if our informatics products violate rights of third parties. We maintain insurance to cover ordinary risks but any insurance might not be adequate, and it would not cover the risk of a customer deciding not to do business with us as a result of poor performance.

USE OF THERAPEUTIC OR DIAGNOSTIC PRODUCTS DEVELOPED AS A RESULT OF OUR PROGRAMS MAY RESULT IN LIABILITY CLAIMS FOR WHICH WE HAVE INADEQUATE INSURANCE

     The users of any therapeutic or diagnostic products developed as a result of our discovery or research programs or the use of our database or medical decision-support products may bring product liability claims against us. We currently do not carry liability insurance to cover such claims. We are not certain that we or our collaborators will be able to obtain such insurance or, if obtained, that sufficient coverage can be acquired at a reasonable cost. If we cannot protect against potential liability claims, we or our collaborators may find it difficult or impossible to commercialize products.

WE MAY BE UNABLE TO HIRE AND RETAIN THE KEY PERSONNEL UPON WHOM OUR SUCCESS DEPENDS

     We depend on the principal members of our management and scientific staff, including Dr. Kari Stefansson, Chairman, President and Chief Executive Officer, Hannes Smarason, Executive Vice President and Senior Business and Finance Officer, Dr. Jeffrey Gulcher, Vice President, Research and Development and Dr.
C. Augustine Kong, Vice President, Statistics. We have not entered into agreements with any of these persons that bind them to a specific period of employment. If any of these people leaves us, our ability to conduct our operations may be negatively affected. Our future success also will depend in part on our ability to attract, hire and retain additional personnel. There is intense competition for such qualified personnel and we cannot be certain that we will be able to continue to attract and retain such personnel. Failure to attract and retain key personnel could have a material adverse effect on us.

OUR OPERATIONS INVOLVE A RISK OF INJURY FROM HAZARDOUS MATERIALS, WHICH COULD BE VERY EXPENSIVE TO US

     Our research and manufacturing activities involve the generation, use and disposal of hazardous materials and wastes, including various chemicals and radioactive compounds. We are subject to laws and regulations governing the use, storage, handling and disposal of these materials, including standards prescribed by Iceland and applicable EU standards. Although we believe that our safety procedures comply with such laws and regulations, we cannot eliminate the risk of environmental contamination or injury. In the event of such an occurrence, we could be held liable for any damages that result, which could exceed our resources. Although we believe that we comply in all material aspects with applicable environmental laws and regulations and do not expect to make additional material capital expenditures in this area, we cannot predict whether new regulatory restrictions on the production, handling and marketing of biotechnology products will be imposed. Any such new regulatory restrictions could require us to incur significant costs to comply.

OUR COMMON STOCK PRICE HAS BEEN HIGHLY VOLATILE

      The market price of our common stock has been highly volatile. In addition to various risks described elsewhere in this report, the following factors could also cause price volatility:

     - announcements that we or our competitors make concerning the results of research activities, technological innovations or new commercial products;

     -     changes in or adoption of new government regulations;

     -     regulatory actions;

     -     changes in patent laws;

     -     developments concerning proprietary rights;

     -     variations in operating results; and

     -     actual, announced or threatened litigation.

     Extreme price and volume fluctuations occur in the stock market from time to time and can particularly affect the prices of technology and biotechnology stocks. These extreme fluctuations are unrelated to the actual performance of the affected issuers. These broad market fluctuations may adversely affect the market price of our common stock.

CURRENCY FLUCTUATIONS MAY NEGATIVELY AFFECT OUR FINANCIAL CONDITION

     We publish our consolidated financial statements in U.S. dollars. Currency fluctuations can affect our financial results as revenues and cash reserves are mostly in U.S. dollars but a portion of operating costs are in Icelandic kronas. A strengthening of the Icelandic krona against the dollar can thus adversely affect the "buying power" of our cash reserves and revenues. On the other hand, weakening of the Icelandic krona can strengthen our financial position. Most of our long-term liabilities are U.S. dollar denominated. We have not previously engaged in, and do not now contemplate entering into, currency hedging transactions. However, we may enter into such transactions on a non-speculative basis to the extent that we may in the future have substantial foreign currency exposure, for example, in connection with payments from collaborative partners or due to investments.